August 29, 2025

Jack Mallers
Chief Executive Officer
Twenty One Capital, Inc.
c/o Corporation Service Company
211 East 7th Street, Suite 620
Austin, TX 78701

Steven Meehan
Chief Financial Officer
Twenty One Assets, LLC
c/o Corporation Service Company
251 Little Falls Drive,
Wilmington, County of New Castle, Delaware 19808

       Re: Twenty One Capital, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-4 Submitted August 12, 2025
           CIK No. 0002040457
Dear Jack Mallers and Steven Meehan:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 30, 2025 letter.
 August 29, 2025
Page 2
Amendment No. 1 to Draft Registration Statement on Form S-4
Summary of the Proxy Statement/Prospectus
Conditions to the Closing of the Business Combination, page 31

1. We note your revised disclosure in response to prior comment 18. Please revise to clarify what you mean by "where permissible" on pages 32 and 159 in regards to the
       Conditions to Each Party's Obligations section.
Risk Factors
Risks Related to the Business and Strategy of Pubco
Pubco will face risks relating to the custody of its Bitcoin, page 54

2. We note your revised disclosure on page 55 in response to prior comment 22 and your revised disclosure on page 238 in response to prior comment 44. Please disclose quantitative information regarding the insurance coverage of Pubco's bitcoin holdings provided by Anchorage.
The NTA Proposal
Reason for the NTA Amendment, page 173

3. We note your response to prior comment 27. Please revise your disclosure here and throughout, as appropriate, to highlight the risk that if the amount in the trust falls below $5,000,001 as a results of the redemptions, CEP may no longer meet the
       Nasdaq listing standards and CEP Ordinary Shares may be "penny stock" pursuant to
       Rule 3a51-1 under the Exchange Act. In addition, expand your disclosure to fully address the impact to CEP and its investors if CEP Ordinary Shares are "penny stock."
The Organizational Documents Proposal
Required Vote and Recommendation of the CEP Board, page 181

4. We note your revised disclosure in response to prior comment 7. Please revise to provide a separate vote for each material difference between the Proposed
       Organizational Documents and the CEP Memorandum and Articles. In this regard, we note your disclosure on page 182 that combines each of the material differences into a single resolution.
Unaudited Pro Forma Condensed Combined Financial Information, page 195

5. We acknowledge your response to prior comment 28 and revised presentation in your
       Unaudited Pro Forma Condensed Combined Financial Statements. Please expand on your descriptions of the individual transactions to which you are giving pro forma effect, and revise your presentation to reflect each transaction in separate columns.
       For example, the Transaction Adjustments column includes the effect of the business combination agreement, equity PIPE agreements, convertible notes subscription agreement, etc., in a single column. Refer to Regulation S-X, Item 11-02(b)(4)(i).
 August 29, 2025
Page 3
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 1 - Description of the Proposed Transactions
Convertible Notes Subscription Agreements, page 204

6. We acknowledge your response to prior comment 35. Please revise your disclosure here and in your discussion of the convertible notes on page 267 to include the significant terms of the convertible notes, such as duration, interest rate, conversion terms, etc. Refer to ASC 470-20-50.
Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of
March 31, 2025, page 208

7. We acknowledge your response to prior comment 31. While there is a contractual agreement for the PIPE Investors, your response indicates that the investors may still choose to pay the purchase price in cash. Please tell us whether the April PIPE
      Investors have yet to make an election to pay the purchase price in bitcoin or cash.
8. In adjustments A, N, O and R, you present the exchange of equity interests for bitcoin under the April PIPE, Contribution, June Pipe and Additional PIPE agreements at the agreed-upon valuations. Please explain to us why you believe it is appropriate to measure the bitcoin at the contractual valuation and to recognize the difference in fair value from that contractual valuation through your pro forma earnings, citing the specific accounting literature you relied upon. In your response, tell us how you considered whether this is a transaction in your own capital stock under ASC Topic
      505-10-25-2.a. or a transaction between entities under common control under ASC
      Topic 805-50-30-5, neither of which would result in a recorded gain or loss.
9. In adjustments G, P and Q, you recognize bitcoin to be acquired immediately following the closing in exchange for the cash proceeds from your equity PIPE agreements and your convertible notes agreement based on a contractual valuation.
      Please explain your presentation referencing specific accounting guidance. Tell us your consideration of whether the agreement to acquire bitcoin on a future date at an agreed-upon price could be considered a derivative under ASC Topic 815. Beneficial Ownership of Securities
Post-Business Combination Beneficial Ownership Table of Pubco, page 262

10. We note your revised disclosure in the footnotes on pages 262 and 263 in response to prior comment 46. Please revise footnote 4 to the beneficial ownership tables on pages
      262 and 263 to disclose the natural persons with investment and voting control over the Pubco Class A and Pubco Class B Stock held by Stellar Beacon LLC. August 29, 2025
Page 4

       Please contact Rolf Sundwall at 202-551-3105 or Jason Niethamer at 202-551-3855 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at
202-551-3758 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets